THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and six months ended June 30, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 11, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash cost of production

This management discussion uses the term cash cost of production which is a non-GAAP measure intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP (see 1.15.5). Cash cost of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization. Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this MD&A are on a 100% basis unless otherwise indicated.

1.2        Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

During the six months ended June 30, 2010 Taseko has continued to focus on production and operating cost improvements and completing capital upgrade projects at its Gibraltar mine and on attaining environmental assessment approvals, as well as arranging project financing and concentrate marketing opportunities for the Prosperity Project.

Taseko had an operating profit of $17.4 million and net earnings of $45.4 million or $0.24 per share for the three months ended June 30, 2010, compared to an operating profit of $16.7 million and net earnings of $11.4 million for the three months ended June 30, 2009. For the second quarter 2010, earnings before tax and other items of were $20.9 million.

During the three months ended June 30, 2010, Gibraltar produced 20.1 million pounds of copper and 218 thousand pounds of molybdenum. For the six months ended June 30, 2010, Gibraltar produced 43.2 million pounds of copper and 412,000 pounds of molybdenum.

Copper recoveries in the second quarter continued at the 89% level established in the fourth quarter of 2009. The in-pit crusher and conveyor system and tailings pumping system were both completed in the quarter and are now fully operational. The upgraded concentrate filter/dryer circuits are expected to be functioning in the third quarter and the Semi Autogenous Grinding (SAG) mill direct feed system is planned to be operating in the first quarter of 2011.

The Gibraltar mine officially became a joint venture with Cariboo Copper Corp. (“Cariboo”) at the start of the second quarter of 2010. Taseko and Cariboo now hold 75% and 25% interests, respectively, in the mine and Taseko continues to be the operator.

In May, the Company entered into a gold stream transaction with Franco-Nevada Corporation to fund approximately 45% of the planned capital expenditures for Prosperity by selling 6% of the total projected gross metal revenue. Further details are provided in section 1.2.2. Combined with cash on hand and expected cash flow from Gibraltar, Prosperity is approximately 80% funded without any debt.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Following the Provincial review process, the Company received an environmental assessment certificate for the Prosperity Gold-Copper Project from the British Columbia Ministry of Environment in January 2010 and the Provincial Mines Act Permit Application was submitted on June 17, 2010. A Federal Panel completed public hearings on the Prosperity Project in May and submitted a report to the Federal Cabinet in early July. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project. The Canadian Federal Cabinet is expected to make a decision in September or October, 2010. It is believed that those social and economic factors which justified the project in the Provincial Environmental Assessment will also be given prominence in their deliberations.

Mr. David Rouleau joined Taseko as Vice President, Operations, during July of 2010. Dave is a Mining Engineer with over 20 years experience in mine operations and development, most recently having worked with Canadian Natural Resources Limited in the construction and successful start up of the Horizon Oil Sands project in Fort McMurray, Alberta.

1.2.1      Gibraltar Mine

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this MD&A are on a 100% basis unless otherwise indicated.

Three-Month Sales

  Copper in concentrate sales volume in the three months ended June 30, 2010 was 21.1 million pounds compared to 21.0 million pounds of copper in concentrate sold during the three months ended June 30, 2009.

  There were no sales of copper cathode in either of the three month periods ending June 30, 2010 and June 30, 2009.

  The average price realized for sales of copper during the period was US$3.15 per pound, compared to US$2.10 per pound realized in the three months ended June 30, 2009.

  Molybdenum in concentrate sales volume in the three months ended June 30, 2010 was 193,000 pounds compared to 216,000 pounds sold in the three months ended June 30, 2009.

  The average price realized for sales of molybdenum for the three months ended June 30, 2010 was US$16.67 per pound, compared to US$10.56 per pound realized in the three months ended June 30, 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Six Month Sales

  Copper in concentrate sales volume increased to 41.5 million pounds in the six months ended June 30, 2010 from the 39.6 million pounds of copper in concentrate sold during the six months ended June 30, 2009.

  Copper cathode sales decreased in the six months ended June 30, 2010 to 0.14 million pounds compared to 0.71 million pounds in the six months ended June 30, 2009.

  The average price realized for sales of copper in the six months ended June 30, 2010 was US$3.23 per pound, compared to US$1.87 per pound realized in the six months ended June 30, 2009.

  Molybdenum in concentrate sales volume decreased to 403,000 in the six months ended June 30, 2010 from 445,000 pounds sold in the six months ended June 30, 2009.

  The average price realized for sales of molybdenum for the six months ended June 30, 2010 was US$16.55 per pound, compared to US$9.44 per pound realized in the six months ended June 30, 2009.

Quarter-end Inventory

  Copper concentrate inventory at June 30, 2010 was 3.1 million pounds compared to 3.0 million pounds at June 30, 2009.

  Copper cathode inventory at June 30, 2010 was 0.59 million pounds compared to 0.50 million pounds at June 30, 2009.

  Molybdenum in concentrate inventory at June 30, 2010 was 27,000 pounds compared to 37,000 pounds at June 30, 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine Production and Cost Performance

The following table is a summary of operating statistics (100%) for the quarter and year to date:

	Three months ended June 30, 2010	Six months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2009
Total tons mined (millions)[1]	11.1	22.6	7.9	14.8
Tons of ore milled (millions)	3.6	7.2	3.3	6.5
Stripping ratio	2.2	2.2	1.4	1.2
Copper grade (%)	0.306	0.331	0.33	0.35
Molybdenum grade (%Mo)	0.011	0.012	0.011	0.011
Copper recovery (%)	88.7	89.2	83.7	83.0
Molybdenum recovery (%)	25.5	23.5	30.3	30.6
Copper production (millions lb) [2]	20.1	43.2	19.1	39.0
Molybdenum production (thousands lb)	218	412	217	404
Foreign exchange ($C/$US)	1.03	1.03	1.17	1.20
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.64	US$1.41	US$0.96	US$0.94
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.41	US$0.37	US$0.34	US$0.29
Total cash costs of production per lb of copper[4]	US$2.05	US$1.78	US$1.30	US$1.23

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on a three month total and averaged over the quarter.
[4]	See Section 1.15.5.

Total tons mined were greater than the corresponding quarter in 2009 as a result of increased strip ratio. The mining operation moved closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform very well during the quarter with all circuits stabilized. Metal production for the period was slightly lower than the first quarter as a result of decreased copper head grade, a typical fluctuation as mining advances through the pit. The lower grade ore also had a minor effect on copper recoveries. Molybdenum recovery, still affected by the finer grind material from the tower mill, has improved to 25.5% from 21.5% in the previous quarter and continues to be a focus by Gibraltar’s metallurgical staff.

Total costs for the first six months of 2010 are higher than the same period 2009 as a result of increased stripping ratio, strengthening Canadian dollar against the US dollar, higher prices for fuel, reagents and grinding media, and increased off property transportation costs.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates the year-over-year changes to operating costs when comparing first half 2010 to first half 2009:

Line Item	Comparative Effect (US$/lb Cu)
Increased Strip Ratio	0.25
Foreign Exchange	0.20
Consumable Price Increase	0.10
Off Property Costs	0.08
Total Difference Attributable to Above Items	0.63

Unit costs during the second quarter of 2010 were higher than the first quarter of 2010 due to inventory adjustments and additional transportation and treatment charges which resulted from sales volume exceeding production volume. Site costs were higher as a result of one time costs of rehabilitation of older mine equipment required to increase mine production levels and the completion of a stabilization project of a portion of the Granite pit highwall by contractor miners. Material moved in the mine was two million tons higher than shown in the production table as this material was placed in-pit to allow earlier access to lower benches and improve ore haul productivity. Although this material will not be re-handled during 2010 it is still within pit limits and so is not accounted as tons mined, nor is it included in strip ratio.

The following table illustrates the effects on operating costs when comparing the second quarter to the first quarter of 2010:

Line Item	Comparative Effect (US$/lb Cu)
Inventory Adjustment	0.10
Truck, Shovel, Crusher Rehabilitation	0.09
Granite Pit Wall Stabilization Project	0.05
Additional Material Moved	0.10
Off Property Cost Increase From Sales Increase	0.07
Total Difference Attributable to Above Items	0.41

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Joint Venture

The Gibraltar Mine became an unincorporated joint venture between Taseko Mines Limited and Cariboo Copper Corp. (a Japanese consortium) on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar Mine with a deemed fair value of $747 million to the Joint Venture at the effective date, and Cariboo paid the Company US$187 million to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine.

The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loan, and capital lease obligations and the site closure and reclamation obligation.

Included within the assets and liabilities of the Company as at June 30, 2010, and March 31, 2010, are the Company’s 75% interests in the assets and liabilities of the Joint Venture as follows:

	June 30	March 31
	2010	2010
Assets
Current assets	$58,131	$17,701
Advances for equipment	2,027	1,188
Reclamation deposits	22,438	21,990
Mineral property interests, plant and equipment, net	252,710	251,197

Liabilities
Current liabilities	$22,831	$4,413
Long-term liabilities	10,490	11,598
Site closure & reclamation obligation	7,866	7,778

Included within the Company’s statement of operations and comprehensive income for the three months ended June 30, 2010 are the Company's 75% interest in the operations of the Joint Venture as follows:

Three months ended
June 30, 2010
Revenues	$45,847
Operating expenses	31,808
Depreciation and depletion	3,488
Other (income) expenses	349
Income and mining taxes	468
Other comprehensive income	95
Total comprehensive income	$9,829

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Included within the cash flows of the Company for the three months ended June 30, 2010 are the Company’s 75% interest in the cash flows of the Joint Venture as follows:

Three months ended
June 30, 2010
Operating activities	$11,018
Investing activities	(3,666)
Financing activities	13,292

Infrastructure and Mining Fleet Upgrades

During the second quarter, the new in-pit primary crusher and conveyor system was commissioned. This new system will reduce the mine’s haul truck requirement by two trucks as a result of a decrease in the ore hauling distance by two kilometres (a 40% shorter haul). Additionally, the original primary crusher will act as a backup to the new system, providing reliability for planned and unplanned shutdowns of the in-pit crusher.

Replacement of the current single-line tailings system with a two line system was also completed at the end of the second quarter. Substitution of the natural gas fired concentrate dryer with a filter press is planned to be completed in the third quarter of 2010. This equipment will reduce operating costs, provide a more stable operating platform, and be able to handle higher volumes expected as the mill throughput increases.

Construction of the new SAG mill direct feed system has commenced and is planned to be completed at the end of the fourth quarter. This feed system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system.

Copper production for the first half of 2010 (43 million pounds) was 38% higher than the second half of 2009 (31 million pounds). This is a reflection of the operational improvements which have been made at Gibraltar. Anticipating a further increase to mill throughput in the coming months as the above mentioned upgrades are completed, the Company has purchased four new 320 ton haul trucks for the mine and a new 495HR Bucyrus shovel. This new mining equipment will replace older, smaller machinery, thereby increasing productivity and reducing operating and maintenance costs.

Labour and Safety

The number of active personnel at the site at the end of June 2010 was 418, compared to 377 personnel at the end of December 2009. There were no lost time accidents in the second quarter of 2010.

Environmental

There was one reportable incident during the quarter. On April 27, during the commissioning of the site water discharge pipeline to the Fraser River, the pipe developed a small leak. The leak was detected via visual inspection and the line was shutdown and drained immediately. The incident was reported to the BC Ministry of the Environment.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2      Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity Gold-Copper Project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the Provincial Government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources on June 17 and is currently before the Provincial Mine Development Review Committee.

The Federal Panel process, in which public hearings were conducted by a three-person Panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project. The Canadian Federal Cabinet is expected to make a decision in September or October 2010. It is believed that those social and economic factors which justified the project in the Provincial Environmental Assessment will also be given prominence in their deliberations.

Gold Stream Agreement

In May, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction as well as 2 million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400 (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400 and the market price of gold for each ounce delivered until the deposit is fully credited.

Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The conditions to funding the gold steam include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity and securing marketing arrangements for the majority of the concentrate.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3      Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

Taseko is considering initiating a pre-feasibility level study of Harmony during the 2010 fiscal year to further evaluate the project. The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan.

1.2.4      Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company carried out a field geological mapping program during June 2010 and has begun additional exploration work. There are currently two helicopter supported diamond drill rigs working on the Aley project and information gathered from this year’s work will guide further exploration work in 2011. Management believes that there is a strong market for niobium in steel production, so there is excellent opportunity for development if the deposit is confirmed.

1.2.5      Market Trends

Copper prices had an overall upward trend between late 2003 and mid 2008, followed by an unprecedented 70% drop in prices over the final six months of 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and then began to increase. The average copper price in 2009 was US$2.34/lb. Price strength has continued in 2010 albeit with continued volatility averaging US$3.22/lb up to the date of this report.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 to the date of this report is US$1,163/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year. The average price in 2010 to the date of this report is US$15.91/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The six-month average at June 30, 2010 for one United States dollar was 1.034 Canadian dollars. At June 30, 2010, one United States dollar was equivalent to 1.0646 Canadian dollars. Current forecasts anticipate continued strength in the Canadian dollar.

1.3        Selected Annual Information

Not applicable. Please refer to the MD&A for the fiscal year December 31, 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

The consolidated financial results reported for June 30, 2010 reflect the Company’s 75% interest in the new Joint Venture, which includes the results of operations since April 1, 2010.

Expressed in thousands of Canadian dollars, except per-share amounts.

	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	2010	2010	2009	2009	2009	2009	2008	2008
Current assets	238,691	249,118	92,316	90,209	75,950	58,357	41,283	80,250
Mineral properties	26.628	26,566	32,631	32,617	32,617	32,619	32,610	32,095
Plant and equipment	235,535	233,672	305,205	303,434	301,891	295,094	292,390	266,872
Other assets	99,851	96,641	104,943	107,686	107,707	112,321	111,962	132,977
Total assets	600,705	605,997	535,095	533,946	518,165	498,391	478,245	512,194

Current liabilities	53,621	78,468	75,179	58,949	61,503	91,195	112,053	65,663
Other liabilities	112,362	139,077	163,223	183,856	165,341	166,596	131,285	176,456
Shareholders' equity	434,722	388,452	296,693	291,141	291,321	240,600	234,907	270,075
Total liabilities and shareholders' equity	600,705	605,997	535,095	533,946	518,165	498,391	478,425	512,194

Revenue	56,453	75,508	55,966	40,132	52,632	40,172	10,576	57,615
Mine site operating costs	30,488	31,559	32,160	24,528	26,203	25,454	42,021	40,924
Transportation and treatment	6,678	8,259	5,724	4,554	7,609	6,202	7,054	9,500
Amortization	1,902	2,580	2,421	1,677	2,142	1,910	1,979	2,029
Operating profit (loss)	17,385	33,110	15,661	9,373	16,678	6,606	(40,478)	5,162
Expenses:
Accretion of reclamation obligation	197	256	250	245	239	234	183	326
Asset retirement obligation change of estimates	–	–	–	–	–	–	(4,504)	–
Exploration	1,519	981	1,519	805	549	534	1,088	3,363
Foreign exchange loss (gain)	(2,774)	(590)	(681)	(3,108)	(7,941)	2,930	3,249	1,142
Gain on convertible bond repurchase	–	–	–	(948)	(682)	–	–	–
General and administration	3,270	2,785	2,197	1,752	2,104	2,329	2,220	2,143
Interest expense and accretion charges	731	2,101	1,935	2,041	2,765	2,784	3,839	1,603
Interest and other income	(10,611)	(1,630)	(1,702)	(1,529)	(1,987)	(2,184)	(1,362)	(1,668)
Loss on prepayment of credit facility	-	834	–	–	–	–	–	–
Loss (gain) on sale of marketable securities	(765)	(349)	(1,004)	816	–	–	–	120
Loss on equipment disposal	–	–	–	–	–	–	701	–
Premium paid on redemption of royalty obligation	–	1,302	–	–	–	–	–	–
Realized loss on derivative instrument	3,881	7,661	7,762	3,568	–	–	–	–
Stock-based compensation	1,110	5,454	2,385	1,073	1,581	657	1,054	(85)
	(3,442)	18,805	12,661	4,715	(3,372)	7,284	6,468	6,944
Earnings (loss) before other items	20,827	14,305	3,000	4,658	20,050	(678)	(46,946)	(1,782)
Other Items:
Gain on contribution to the joint venture	–	97,382	–	–	–	–	–	–
Unrealized gain (loss) on derivative instruments	8,910	7,491	(4,237)	(8,829)	(2,709)	–	–	–
Earnings (loss) before income taxes	29,737	119,178	(1,237)	(4,171)	17,341	(678)	(46,946)	(1,782)
Income tax expense (recovery)	(15,703)	42,729	766	(1,822)	5,936	(4,186)	(7,303)	(8,653)
Earnings (loss) for the period	45,440	76,449	(2,003)	(2,349)	11,405	3,508	(39,643)	6,871
Earnings (loss) per share – basic	0.24	0.42	(0.01)	(0.01)	0.07	0.02	(0.29)	0.05
Earnings (loss) per share –diluted	0.24	0.40	(0.01)	(0.01)	0.06	0.02	(0.26)	0.05

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The results of operations reported for the three months and six months ended June 30, 2010 reflect the Company’s 75% interest in the new Joint Venture, which includes the results of operations since April 1, 2010.

During the three months ended June 30, 2010 (“Q2 2010”), Taseko generated operating profit of $17.4 million compared to $16.7 million during the three months ended June 30, 2009 (“Q2 2009”) and earnings before tax and other items of $20.9 million for Q2 2010, compared to a profit before tax and other items of $20 million for Q2 2009. Other items include an unrealized (non-cash) mark-to-market gain of $8.9 million, attributable to derivative instruments related to the copper hedging program. This compares to an unrealized loss of $2.7 million in Q2 2009, resulting in a decrease in the fair valuation of the copper hedging program with Credit Suisse, which commenced in that quarter.

During the three months ended June 30, 2010, the Company had cash outflows on operating activities of $10.1 million, this compared to an outflow of $10.8 million for Q2 2009.

The Company recognized revenues of $56.5 million in Q2 2010, compared to $52.6 million in the same period in fiscal 2009. Revenues consisted of copper concentrate sales of $53.9 million (Q2 2009 – $49.9 million), molybdenum concentrate sales of $2 million (Q2 2009 – $2.7 million), silver concentrate sales of $0.6 million (Q2 2009 – $Nil), and no copper cathode sales for Q2 in both fiscal 2010 and fiscal 2009. The increase in revenue resulted from a slight increase in copper sales in Q2 2010 over the same quarter last year, as well as, an increase in the average realized copper price. For Q2 2010, 21.1 million pounds of copper were sold compared to 21.0 million pounds of copper for Q2 2009. The average price per pound of copper sold increased to US$3.15 per pound for Q2 2010, up from US$2.10 per pound for Q2 2009. Molybdenum sales was 0.2 million pounds for Q2 2010 which is comparable 0.2 million pounds for Q2 2009. The average price per pound of molybdenum sold increase to US$16.67 per pound for Q2 2010, up from US$10.56 per pound for Q2 2009.

Cost of sales for Q2 2010 were $37.2 million, compared to $33.8 million for Q2 2009. Cost of sales for Q2 2010 consists of total production cost of $28 million (Q2 2009 – $24.6 million) and a positive concentrate inventory adjustment of $2.5 million (Q2 2009 – $1.6 million). Also included in cost of sales are transportation and treatment costs, which were $6.7 million for Q2 2010 (Q2 2009 – $7.6 million).

Amortization expense for Q2 2010 was $1.9 million compared to $2.1 million in Q2 2009. The decrease is due to the lower net expense reflecting the Company’s 75% joint venture allocation of the total amortization costs. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses increased to $1.5 million in Q2 2010 compared to $0.5 million in Q2 2009, due to a higher level of exploration activity at the Company's Prosperity and Aley projects (see Section 1.2.2) .

General and administrative (“G&A”) costs increased to $3.3 million in Q2 2010 from $2.1 million in Q2 2009. The increase is due to higher staffing levels supporting the planned growth of the business.

Stock-based compensation was $1.1 million in Q2 2010 compared to $1.6 million in Q2 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest and other income increased to $10.6 million as compared to $2.0 million in Q2 2009. The increase is primarily due to the reversal of certain accrued interest expense of $8.1 million associated with an income tax recovery discussed below.

Interest expense and interest accretion decreased to $0.7 million in Q2 2010 compared to $2.8 million in Q2 2009 due to the redemption of the Company’s convertible bonds during fiscal 2009.

The Company recorded a foreign exchange gain of $2.8 million for Q2 2010 compared to a gain of $7.9 million in Q2 2009, this is due to the Company having fewer US denominated liabilities, when compared to the same quarter of the prior year.

The Company recorded a realized loss of $3.9 million for Q2 (Q2 2009 – $Nil) and an unrealized gain of $8.9 million (Q2 2009 – loss of $2.7 million) on derivative instruments as a result of the increase in fair value of the producer call and put option contracts with Credit Suisse and Investec outstanding as at June 30, 2010.

Current income taxes recovery of $24.5 million (Q2 2009 – recovery of $1.2 million) and future income tax expense of $8.8 million (Q2 2010 – expense of $7.1 million) were recorded for Q2 2010. The current income tax recovery is mostly due to the reversal of certain historical provisions for long term tax liabilities of $22.5 million and the recovery of current income taxes related to operations. Future income tax expense increased for the quarter as the Company utilized its tax pools to offset current income taxes.

Six months ended June 30, 2010

Taseko generated operating profit of $50.5 million, compared to $23.3 million during the six months ended June 30, 2009. The Company’s earnings before tax and other items of $35.1 million, compared to $19.4 million for the same period in prior year.

The Company had a cash inflow on operating activities of $19.9 million as compared to an outflow of $22.2 million for the same six months in the prior year. The increase in cash inflows are mostly resulting from the increases in sales over the same period of the prior year. The cash outflow from operating activities during the six months ended June 30, 2009 resulted in part from paying off the negative pricing adjustments that occurred in fiscal 2008 that were settled during Q1 2009.

The Company reported revenues of $132 million for the first six months of 2010, compared to $92.8 million in the same period in fiscal 2009. Revenues consisted of copper concentrate sales of $124.0 million (2009 – $85.2 million), molybdenum concentrate sales of $6.2 million (2009 – $5.1 million), silver concentrate sales of $1.3 million (2009 – $1.1 million), and copper cathode sales of $0.5 million (2009 – $1.4 million). The increase in revenue was the result of higher copper shipments in 2010 as well as a higher average realized copper price. In 2010, 41.6 million pounds of copper (concentrate and cathode) were sold compared to 40.3 million pounds of copper (concentrate and cathode) for 2009. The average price per pound of copper sold increased to US$3.23 per pound for 2010, up from US$1.87 per pound for 2009. Molybdenum sales were 0.4 million pounds for 2010 which is comparable to 0.45 million pounds for 2009. The average price per pound of molybdenum sold increased to US$16.55 per pound for 2010, up from US$9.44 per pound for 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of sales was $77.0 million for the first two quarters of fiscal 2010, compared to $65.5 million for the same period in fiscal 2009. Cost of sales includes total production cost of $61.9 million (2009 – $50.1 million) and a positive concentrate inventory adjustment of $0.2 million (2009 – $1.6 million). Also included in cost of sales is transportation and treatment costs, which were $14.9 million for 2010 (2009 – $13.8 million). The total cost of sales are higher during 2010 as a result of increased stripping ratio, the strengthening of the Canadian dollar against the US dollar, higher prices for fuel, reagents, grinding media and increased transportation costs.

Amortization expense was $4.5 million for the six months ended June 30, compared to $4.1 million for the same period in fiscal 2009. The increase is the result of the capital equipment additions including use of several new pieces of equipment related to the concentrator expansion. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses were $2.5 million, compared to $1.1 million for the same period in 2009. The increase is due to a higher level of exploration activity at the Company's Prosperity and Aley projects (see Section 1.2.2) .

General and administrative (“G&A”) costs were $6.1 million for the first two quarters of fiscal 2010, compared to $4.4 million for the same period in fiscal 2009. The increase is due to higher staffing levels and support costs associated with the growth seen within the Company.

Stock-based compensation for the six months ended June 30, 2010 was $6.6 million, compared to $2.2 million for the same period in fiscal 2009. The increase is mainly due to the newly granted options in fiscal 2010.

Interest and other income was $12.2 million during the first two quarters of fiscal 2010, compared to $4.2 million for the same period in fiscal 2009. The increase is primarily due to the interest expense recovery of $8.1 million during the current quarter, associated with the reversal of a provision for tax liabilities.

Interest expense and interest accretion was $2.8 million for the first two quarters of fiscal 2010, compared to $5.5 million for the same period in fiscal 2009. The decrease is due to the redemption of the Company’s convertible bonds during fiscal 2009 and repayment of a credit facility in fiscal 2010.

The Company recorded a foreign exchange gain of $3.4 million for the six months ended June 30, 2010, compared to a gain of $5.0 for the same period in fiscal 2009. The gain is due to the strengthening of the Canadian dollar and the revaluation of certain US-dollar denominated liabilities at June 30, 2010.

The Company recorded a realized loss of $11.5 million and unrealized gain of $16.4 million for the first two quarters of fiscal 2010, compared to an unrealized loss of $2.7 million for the six months ended June 30, 2009 for the fair valuation of call and put option contracts with Credit Suisse.

The Company recognized current income tax expense of $8.0 million for the six months ended June 30, 2010, compared to an expense of $2.8 million for the same period in the prior year. The Company had a future income tax expense of $19.1 million for the six months ended June 30, 2010, compared to a recovery of $1.0 million in the same period of fiscal 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6        Liquidity

At June 30, 2010, the Company had cash and equivalents of $175.1 million, as compared to $35.1 million at December 31, 2009. In addition, the Company had working capital of $185.1 million, as compared to working capital of $17.1 million at December 31, 2009. The increase in working capital was primarily a result of the proceeds from the sale of the 25% interest in the Joint Venture to Cariboo and the prepayment of its long term debt facility and the current portion related thereto.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational and capital spending objectives for the fiscal year.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business bank accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3
As at June 30, 2010	Obligations	2010	2011	2012	years
Accounts payable and accrued liabilities	$15,325	$15,325	$–	$–	$–
Amounts due to a related party	231	231	–	–	–
Capital lease obligations	10,128	1,808	3,200	3,161	1,959
Long-term equipment loan	6,572	1,013	2,026	3,533	–
Total liabilities	$32,256	$18,377	$5,226	$6,694	$1,959

The Company is also committed to equipment financing in relation to expansion activities at the Gibraltar Mine in the amount of $17.6 million. This represents the Company’s 75% allocation for a letter of intent that has been entered into, for the financing arrangement of a new 495HR Bucyrus shovel, which is scheduled for commissioning in the latter part of 2010.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the consolidated financial statements for the six months ended June 30, 2010, the Company has no other material capital commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7        Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

In February 2009, the Company entered into and drew down a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During Q3 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 million until February 2012. The Facility interest rate was LIBOR plus 5 percent and was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreement included certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

In the previous quarter Q1 2010, the Company prepaid the Facility without penalty. A loss of $0.8 million was recorded in the Company’s statement of operations as a result of the prepayment of the Facility and the requirement to simultaneously expense deferred financing costs.

Equity Financings

There were no equity financings completed during the period.

Other Financings

During the prior fiscal year, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

In Q1 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company which until recently was owned equally by several public companies, one of which is Taseko. During the first quarter of the current fiscal year, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per an agreement dated June 1, 2008. On July 2, 2010, the HDSI services agreement was amended and services will be provided based on annually set rates.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the quarter ended June 30, 2010 were $0.6 million, as compared to $0.8 million in Q2 2009. Costs for the six month period ended June 30, 2010 were $1.2 million (2009 – $1.5 million).

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar Mine. During the three month ended June 30, 2010, the Company earned $750,000 in management fees of which 25% in the amount $188,000 (2009 – nil) was recorded in the Company’s accounts as other income.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

On May 12, 2010, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity Project. Commencing with the construction of the Prosperity Mine, the Company will receive from Franco-Nevada funding totaling US$350 million. Upon delivery of the gold to Franco Nevada, once Prosperity is in production, a fixed price payment will be made to the Company equal to the lesser of US$400/oz. and the spot price at the time of sale (subject to a 1.0 % annual compounding adjustment starting on the 4th anniversary of the Arrangement).

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the USD$400/oz fixed price and multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Franco-Nevada.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12      Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to revenue recognition, asset retirement obligations (“ARO”), mineral resources and reserves, depletion, depreciation and impairment, income taxes, stock-based compensation, inventories and the copper hedging program. Actual results could differ from these estimates. The discussion of the accounting policies that require management's estimates can be found on pages 18 to 21 of the Company's 2009 Annual MD&A. These have not materially changed since December 31, 2009.

1.13      Change in Accounting Policies including Initial Adoption

(a) New Accounting Standards adopted:

As a result of the Company’s joint venture over the Gibraltar Mine on March 31, 2010, the Company has adopted the following standard on a prospective basis with no restatement to prior period financial statements.

CICA 3055 – “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(b) New Accounting Standards Not Yet Adopted:

(i)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

ii)	Transition to International Financial Reporting Standards (“IFRS”)

The AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.

Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “Transition Date”). The following discussion provides further information about the Company’s IFRS convergence activities.

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors. The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A detailed timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by the end of Q3 2010.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and
  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. There is no specific guidance in IFRS relating to deferred stripping costs during the production phase. However, these types of costs do meet the definition of an asset under IAS 16 given that the Company's current accounting policy is to capitalize these costs since it provides a probable future economic benefit or a betterment (which implies future economic benefit).

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination and
(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset.

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Cost includes the cost of dismantling and removing items and restoring the site on which they are located, the obligation for which is incurred either when the items are acquired or as a consequence of having used the items during a particular period for purposes other than to produce inventories. This is different from GAAP where all change in ARO are recognized as a cost of the related asset.

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third party cost if it is management’s intention to hire a third party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. However, the discount rate used would be a pre-tax rate specific to the liability rather than the Company's credit adjusted risk free rate and should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash outflows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by Q3 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by Q3 2010.

1.14      Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 3(d) of the audited consolidated financial statements for the fiscal year ended December 31, 2009 for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s board of directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

a.)

Credit Risk – Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

b.)

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

c.)	Market Risk – The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

i) Foreign exchange risk

The Company’s revenues from the production and sale of copper and molybdenum are denominated in US dollars. However the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

ii) Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits.

In respect to financial liabilities, the long-term equipment loans carry a fixed interest rate of 8.6% per annum, and as such is not subject to fluctuations in interest rate. The royalty obligation is offset by a promissory note held by the Company.

iii) Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Gibraltar mine, it may not be economically feasible to continue production.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During fiscal 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

The strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. The Company intends to review its hedge position from time to time in light of prevailing market and economic conditions.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1  Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2  Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				186,671,853

Share purchase option	24-Feb-11	$4.50	41,000
	28-Mar-11	$2.18	310,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,207,300
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	30-Jul-12	$2.17	57,000
	15-Jan-13	$4.77	1,018,500
	10-Dec-13	$1.00	2,701,000
	12-Jan-14	$1.15	2,000,334
	21-Apr-14	$1.71	1,446,167
	2-Dec-14	$4.14	150,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.77	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
	6-Apr-15	$5.39	100,000
				11,791,301

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3  Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

On March 31, 2010, the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. Please refer to note 4 of the accompanying financial statements. In connection with the JVFA, the Company is updating its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the period ended June 30, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4  Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.5  Non GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The table on the following page provides a reconciliation of the non-GAAP measures to reported GAAP measures.

1.15.6  Risk Factors

A description of the Company's risks and uncertainties can be found on pages 33 to 36 of the Company's 2009 MD&A. Risks to the Company reported in the Company’s 2009 Annual MD&A include risks related to volatility in metals prices, financing risks, risks associated with the Company's exploration projects, exchange rate risk, uncertain project realization values, general mining risks, share price volatility risk, environmental risks and potential equity dilution risks. These risk factors have not materially changed since December 31, 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Production Cost

The following table is a summary of operating statistics (100%) for the year to date:

Six months ending June 30, 2010
GAAP operating costs (in thousands of CAD)	$ 61,886
Add: inventory adjustments	161
Less: molybdenum credits	(6,243)
Less: silver credits	(1,308)
Net operating costs (in thousands of CAD)	54,496
Total copper production (in thousands of lbs)	42,714
Cost per lb (CAD)	1.45
Average exchange rate	1.0346
Cost per lb (USD)	$ 1.41
GAAP treatment and transportation costs (in thousands of CAD)	14,937
Treatment and transportation per lb of copper (in CAD)	0.39
Average exchange rate	1.0346
Treatment and transportation cost per lb (in USD)	0.37
Total cash cost per lb of copper (in USD)	$ 1.78